UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

WELCIA HOLDINGS Kabushiki Kaisha
(Name of Subject Company)
WELCIA HOLDINGS CO., LTD.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
TSURUHA HOLDINGS INC.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
WELCIA HOLDINGS CO., LTD. 2-2-15, Sotokanda Chiyoda-ku, Tokyo Japan +81-3-5207-5878 Attn: Mr. Takamune Shibazaki
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Notice Concerning the Execution of the Definitive Agreement on the Capital and Business Alliance among AEON CO., LTD., TSURUHA HOLDINGS INC. and WELCIA HOLDINGS CO., LTD. (English translation)
99.2	Notice Concerning Execution of a Share Exchange Agreement for Business Integration between TSURUHA HOLDINGS INC. and WELCIA HOLDINGS CO., LTD. (English translation)
99.3	Notice Concerning Stock Split and Partial Amendment to Articles of Incorporation due to Stock Split (English translation)
99.4	Notice Concerning Announcement of Opinion on the Planned Commencement of Tender Offer for the Company’s Shares by AEON CO., LTD. (English translation)

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

TSURUHA HOLDINGS INC. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated April 14, 2025.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TSURUHA HOLDINGS INC.

/s/ Miyake Ryutaro

	Name:	Miyake Ryutaro
	Title:	Operating Officer
In charge of Group Finance and Accounting Department

Date: April 14, 2025